CONFIDENTIAL TREATMENT REQUEST
BY WACHOVIA CORPORATION
November 18, 2008
Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:	Wachovia Corporation File No. 1-10000 Form 10-K for Fiscal Year Ended December 31, 2007 Form 10-Q for Period Ended June 30, 2008 Form 8-K filed August 15, 2008
Dear Mr. Vaughn:
     Wachovia Corporation (“Wachovia”) is in receipt of the letter from the staff of the Securities and Exchange Commission, dated September 5, 2008, regarding the above-referenced filings. Enclosed herewith is Wachovia’s response to the Commission’s comments. For your convenience, Wachovia has restated the Staff’s comments and has keyed its responses accordingly.
     On October 3, 2008, Wachovia entered into a definitive merger agreement with Wells Fargo & Company, pursuant to which a wholly-owned subsidiary of Wells Fargo will merge with and into Wachovia with Wachovia surviving as a wholly-owned subsidiary of Wells Fargo. This transaction is expected to be consummated before year-end. Following consummation of the proposed merger, many of the matters discussed in this comment letter and in the responses herein will no longer be applicable.
Form 10-K for the Fiscal Year Ended December 31, 2007

1.	You state that 73% of the commercial loan portfolio and 99% of the consumer loan portfolio is either secured by collateral or guaranteed as of December 31, 2007. Please tell us if these percentages represent the number of loans secured by collateral or guaranteed, or the balance of loans secured by collateral or guaranteed. If they represent the number of loans secured by collateral or guaranteed, please tell us and disclose how the loss exposure or the amount of the unsecured/unguaranteed for both the commercial and consumer loan portfolios and how such a balance was considered in determining the amount of the allowance for loan losses at December 31, 2007.

Wachovia Response:

These percentages for both the commercial loan portfolio and the consumer loan portfolio represent the balance of loans, not the number of loans, secured by collateral or guaranteed.
Financial Statements
Note 6: Loans, Net of Unearned Income, page 97
2.	We note that you acquired a portfolio of payment option loans (“Pick-a-Payment” loans) in connection with the Golden West merger and have continued to originate the Pick-a-Payment loans. Please tell us and revise future filings to disclose if these payment option loans reamortize to fully amortization loans upon reaching a cap of negative amortization or once a loan reaches a certain maturity. If these loans reamortize, please tell us and revise your future filings to disclose the volume of loans expected to recast in future periods.

Wachovia Response:

Pick-a-Payment loans on which there are deferred interest balances reamortize on the earlier of: (1) the date when the current loan balance reaches a cap as measured by the percentage that the current loan balance represents to the loan balance at origination, or (2) the 10-year anniversary of origination. Until such time, deferral of interest on these loans may continue. Loans with original loan-to-value ratios equal to or below 85% have a cap of 125% and these loans represent substantially all the portfolio. Loans with original loan-to-value ratios above 85% have a cap of 110%. Upon reamortization, a loan, including any deferred interest, is recast to payment terms that require the loan to be fully repaid by the end of the original loan term.

Based on the following assumptions: a flat interest rate environment, election by all borrowers of the minimum payment option 100% of the time, and no prepayment of balances, at June 30, 2008, the volume of loans that would recast in the second half of 2008 is $57.8 million; and in 2009, 2010, 2011, and 2012: $167.0 million, $95.6 million, $183.0 million, and $832.3 million, respectively.

In response to the Staff’s comment, Wachovia will revise its disclosures in future filings, as applicable, to include this information. A sample Pick-a-Payment disclosure including such information appears as Attachment A to this letter.
Form 10-Q for the Period Ended June 30, 2008
Subprime-related, CMBS and Leveraged Finance Distribution Exposure, Net, page 8
3.	We note your exposure to structured products and leveraged finance assets originally intended for distribution, which have been most exposed to market disruptions. Please revise future filings to disclose the balance of exposure where the underlying asset(s) is considered a Level 3 asset under SFAS 157, and the valuation techniques and inputs used to determine the amount of exposure disclosed.

Wachovia Response:

Certain of the amounts in the distribution exposure table on page 8 of Wachovia’s Second Quarter 2008 Report on Form 10-Q are subject to SFAS 157 valuations and others are notional amounts. At June 30, 2008, substantially all of the amounts subject to SFAS 157 measurement were Level 3 assets. The valuation techniques and inputs Wachovia used to determine the amount of exposure disclosed in the table are as follows:
°	Mezzanine super senior ABS CDO exposures are valued by using the pricing of the underlying collateral within the CDO and by taking into consideration the structural elements of the CDO. The underlying collateral is primarily comprised of subprime RMBS bonds which are valued using discounted cash flow analyses with credit loss, prepayment and discount rate assumptions. The total fair value of the underlying RMBS then results in a net asset value for the portfolio.

°	Other retained ABS CDO-related exposures are valued using the prices of similar instruments, the pricing of completed or pending third party transactions or the pricing of the underlying collateral within a CDO. When prices are not readily available, management’s best estimate is used.

°	Subprime RMBS exposures are valued using discounted cash flow analyses with credit loss, prepayment and discount rate assumptions.
Commercial mortgage-related (CMBS) and leveraged finance exposures include notional amounts of funded and unfunded positions; accordingly, SFAS 157 measurements are not included in the table.

In response to the Staff’s comment, Wachovia will revise its disclosures in future filings, as applicable, to include this information.
Critical Accounting Policies, page 10

4.	On page 11 you disclose that during the second quarter of 2008 you adjusted the model inputs for the Pick-a-Payment portfolio to include a more severe home price decline scenario and greater sensitivity to changes in borrowers’ equity, which resulted in an increased cumulative credit loss output. Please tell us and revise future filings to quantify the impact of adjusting the model inputs to the credit loss output. Further, please tell us why these adjustments to the inputs were made in the second quarter of 2008.

Wachovia Response:

During the second quarter of 2008, home prices continued to decline, but at a more rapid pace than previously anticipated. This decline was evidenced by actual and forecasted home price indices (HPI) published by independent third party sources. Wachovia employs market-specific HPI data as key model inputs in estimating default probability and loss severity after default as part of establishing the allowance for loan losses for the Pick-a-Payment portfolio. In the first quarter of 2008, Wachovia used HPI data which reflected a 12.4% peak-to-trough decline in nationwide home prices on a portfolio-weighted basis for the Pick-a-Payment portfolio. In the second quarter of 2008, the peak-to-trough decline worsened to 20.8% and was extended over a longer period of time. This HPI data reflected material home value declines particularly in certain metropolitan markets including California and Florida, where Wachovia has significant Pick-a-Payment exposure. This loss of equity has been a vital factor in Wachovia’s estimation of borrowers’ default probability.

In the second quarter of 2008, the allowance for loan losses for the Pick-a-Payment portfolio increased $3.3 billion, of which approximately $2.0 billion was attributed to the updated HPI data, as discussed above. The total Pick-a-Payment allowance at June 30, 2008, was $5.2 billion.

In response to the Staff’s comment, Wachovia will revise its disclosure in future filings, as applicable, to include this information.

5.	We note your disclosure regarding your policy for testing goodwill for impairment and the related changes to your methodologies during the first and second quarters of 2008. Please respond to the following regarding those methodologies:
•	Tell us and provide enhanced disclosure in future filings describing why you moved exclusively to a discounted cash flow methodology from the earnings multiple methodologies used in prior periods. Specifically, tell us how you concluded that this approach is more reflective of a market participant’s view, and tell us whether you would always expect to use this methodology in the future given your belief it is more reflective of a market participant’s view, or whether you only believe it is more reflective of a market participant’s view given the current economic conditions.

Wachovia Response:

In response to the Staff’s comments on goodwill impairment, Wachovia has responded to each question directly below the comment from the Staff. However, given the interrelationship of the responses, the entire section on goodwill impairment should be read as an overall response to all the individual questions.

Wachovia tests goodwill for impairment annually in April utilizing March 31 data, or more frequently if conditions warrant. Due to the significant market disruption in the credit markets, Wachovia tested goodwill for impairment as of December 31, 2007, March 31, 2008, and June 30, 2008. There was no indication of impairment at either December 31, 2007, or March 31, 2008. As of June 30, 2008, there was indication of goodwill impairment in four of Wachovia’s eight Reporting Units. Wachovia had measurable impairment in three of these Reporting Units, and accordingly, recorded $6.1 billion of goodwill impairment at June 30, 2008.

Wachovia previously utilized two methods of estimating the fair values of the Reporting Units, the Earnings Multiple (EM) and Discounted Cash Flow (DCF) methods. As Wachovia’s market capitalization declined and financial sector volatility increased, Wachovia focused on methods that were more representative of a market participant’s view. For the test as of March 31, 2008, a third method, Transaction Premium (TP), was added as an additional data point for management’s review in assessing the estimated fair values of the Reporting Units. The EM and TP methods are used in the analysis; however, there are significant differences in the products, services, and operating characteristics of the Reporting Units as compared to a set of selected comparable companies. As a result, Wachovia has relied primarily on the DCF method, using management projections and risk-adjusted discount rates, as Wachovia considered it to be most reflective of a market participant’s view of fair value given the current market conditions.

The table below details estimated fair values under all three methods at each period-end as well as market capitalization. The table also includes the range of discount rates utilized under the DCF method at each reporting date and the implied control premium.

($ in billions)	12/31/07	3/31/08	6/30/08
Earnings Multiple method	$94.4	$90.8	$74.0
Transaction Premium method	na	$116.0	$94.8
Discounted Cash Flow method	$92.3	$91.3	$46.4
Discount Rate Range	11.4% to 17.2%	12.4% to 17.8%	14.2% to 20.9%
Market Capitalization - 1 mos avg	$80.2	$56.0	$40.3
Implied Control Premium	15%	63%	15%

As shown above, the estimated fair values as of each period-end exceeded market capitalization, representing an implied control premium. Wachovia evaluated the control premium against those in previous market transactions for financial services companies and determined that the indicated control premium was reasonable at each period end. The implied control premium at March 31, 2008, was near the upper end of the acceptable range; however, Wachovia performed additional analyses to substantiate that there was no impairment even at lower implied control premiums. For example, Wachovia stressed all inputs used for the calculations of fair value by lowering them by 20%. Based on this stress test, Wachovia determined there was no indication of impairment at any Reporting Units. At this level of fair value, the implied control premium was 50%, which is well within the range of acceptable control premiums observed in the market across several years.

In the first and second quarters of 2008, Wachovia engaged an independent third party to perform a valuation analysis of Wachovia’s Reporting Units. The third party utilized projections and other data provided by Wachovia for purposes of their analysis. Wachovia believes that there are two types of approaches used to fair value the Reporting Units — income and market. An income approach is based on a cash flow methodology, which is represented by Wachovia’s DCF method. A market approach, which uses earnings and multiples for valuation, is similar to Wachovia’s EM and TP methods. While the EM and TP methods were included in the analysis, there are significant differences in the products, services, and operating characteristics of the Reporting Units as compared to a set of selected comparable companies. Accordingly, in the second quarter of 2008, Wachovia and the third party relied primarily on the DCF method, using management projections and risk-adjusted discount rates, as Wachovia considered it to be most reflective of a market participant’s view of fair value given the current market conditions.

For purposes of future goodwill impairment testing, Wachovia expects to continue to prepare internal valuations using the three methods described above and assess the relevance of the methods based on current market conditions and company specific factors.

•	Please clarify how your discount rates “reflect current market capitalization plus a control premium”. Specifically, consider providing an example illustrating how the discount rates were determined, and how they reflect a control premium. Please also tell us the control premium assumed.

Wachovia Response:

CONFIDENTIAL TREATMENT REQUESTED BY WACHOVIA. WB-001

•	Please tell us why the discounted cash flow methodology used at December 31, 2007 to determine the fair value of your reporting units did not use a discount rate that factored in control premiums. Please explain why you believe the use of a discount rate that factors in a control premium is more appropriate in determining the fair value of the reporting unit.

Wachovia Response:

Wachovia did utilize the same approach in determining fair value at December 31, 2007, including the use of a CAPM as discussed above. Wachovia did not provide detailed disclosure in its 2007 Annual Report on Form 10-K related to the impairment testing as there was no indication of impairment at December 31, 2007, as evidenced by substantial excesses of fair value over carrying value of the Reporting Units.

•	Please clarify why you added a third method, based on market multiples of peer companies adjusted to include a control premium, in the first quarter of 2008 in addition to the approach based on market multiples of peer companies not adjusted for control premiums. Specifically, explain why this approach is appropriate, or more consistent with fair value, than the approach used in prior periods that did not factor in a control premium.

Wachovia Response:

In the first quarter of 2008, a third method, Transaction Premium (TP), was added as an additional data point in assessing the estimated fair value of the Reporting Units. The Earnings Multiple (EM) method does not consider that a market participant would likely pay a control premium above the market price; whereas, the TP method does include consideration of a control premium. Given the stress in the financial markets generally, Wachovia believes that an additional data point was necessary to assess an acceptable range of estimated fair values for each Reporting Unit. Wachovia notes that all methods provided consistent results and no indications of impairment at March 31, 2008.

•	We note your disclosure on page 96 of your Business Segment footnote that states that provisions for credit losses are allocated to each core business segment in an amount equal to net charge-offs and any difference between the consolidated provision and the provision allocated to the segments is reflected in the Parent segment. Please confirm that when estimating the fair value of your reporting units, whether based on a market multiple or discounted cash flow approach, that you factor in all of the provision related to the loans contained in that segment, as opposed to solely being based on an amount equal to net charge-offs. If not, please tell us why you believe your methodology is appropriate, and tell us whether you believe that the use of an incurred loss model would result in a different conclusion about any goodwill impairment charge.

Wachovia Response:

Wachovia confirms for purposes of estimating the fair value of Reporting Units that the consolidated provision for credit losses was allocated to Reporting Units based on the loans within each Reporting Unit.

•	Tell us whether you performed your goodwill impairment tests as of March 31, 2008 and June 30, 2008 using the methodology used as of December 31, 2007. If so, please tell us the results of those tests.

Wachovia Response:

Wachovia performed goodwill impairment tests as of March 31, 2008, and June 30, 2008, using the same methodology utilized at December 31, 2007. As of March 31, 2008, neither the Discounted Cash Flow method nor the Earnings Multiple (EM) method indicated goodwill impairment.

As of June 30, 2008, the EM method resulted in a valuation that appeared excessive given Wachovia’s then current average market capitalization. As discussed above, Wachovia engaged an independent third party to value each of its Reporting Units. That valuation resulted in an indication of impairment in four of the Reporting Units. The goodwill impairment measurement analysis indicated impairment in three of those Reporting Units, as discussed above.

•	Please tell us whether each of the changes in methodologies and approaches was discussed with your Audit Committee in advance of the change.

Wachovia Response:

Wachovia’s goodwill impairment analysis and results, as well as the methodologies employed at March 31, 2008, and June 30, 2008, were discussed with the Audit Committee prior to filing the quarterly reports on Form 10-Q for each of the respective periods.

In response to the Staff’s comment, Wachovia will revise its disclosures in future filings, as applicable, to include information from the responses to the above bullet points.
Corporate Results of Operations, page 14
6.	We note that you do not explicitly assert your ability and intent to hold securities for a period of time sufficient for a recovery in value. Further, on page 16 you disclose your change in intent from holding certain securities to selling them in the near term and the $391 million of losses that ensued from the sale of underwater securities. Please tell us and revise future filings to address the following:
•	If true, explicitly assert your ability and intent to hold securities for a period of time sufficient to allow recovery in value;

Wachovia Response:

CONFIDENTIAL TREATMENT REQUESTED BY WACHOVIA. WB-002

•	Include a tabular breakdown of realized losses by category of underwater securities sold;

Wachovia Response:

CONFIDENTIAL TREATMENT REQUESTED BY WACHOVIA. WB-003

•	Disclose the nature of the securities that were sold and the specific events that led you to change from your intent to hold them; and

Wachovia Response:

CONFIDENTIAL TREATMENT REQUESTED BY WACHOVIA. WB-004

•	Discuss how this change in intent affects your overall intent and ability to hold securities for a period of time sufficient for a recovery in value.

Wachovia Response:

CONFIDENTIAL TREATMENT REQUESTED BY WACHOVIA. WB-005
Business Segments, page 18
7.	Please tell us and disclose in future filings why you allocate the provision for credit losses based on net charge-offs for management reporting purposes. Specifically, please explain in more detail how the chief operating decision maker (CODM) uses the information in this format, and whether the CODM also receives additional supplemental information about the provision for credit losses for each of the business segments.

Wachovia Response:

For segment reporting purposes, the provision for credit losses that is allocated to each core business segment is equal to net charge-offs, and any difference between the total for all core segments and the consolidated provision for credit losses is recorded in the Parent. This methodology, which holds individual business segments responsible for confirmed net losses associated with operating the business, is consistent with the way in which the CODM reviews segment results and makes capital allocation and other operating decisions.

The CODM does not receive reports showing the provision fully allocated to the core segments. However, the CODM and the heads of the core segments receive reports showing forecasted charge-off information by business segment. The CODM periodically receives reports showing the allowance and provision by portfolio (for example, Pick-a-Payment, auto, commercial real estate), which does not correspond directly to the segment view.

In response to the Staff’s comment, Wachovia will revise its disclosures in future filings, as applicable, to include this information.
Loans, page 27
8.	Your Pick-a-Payment loans are discussed at various places throughout the Form 10-Q, however, we feel the risks and exposure related to these loans combined with its significance to your portfolio warrants a complete and concise discussion of the product, the credit risk in the current environment, trends experienced, and loss mitigation strategies. Please consider revising future filings beginning with your next Form 10-Q to include a section dedicated to the Pick-a-Payment loan portfolio that more clearly address these items as well as provides the following:
•	Average LTV of the Pick-a-Payment portfolio;

•	Amount and percentage of customers that are making the minimum payment on their Pick-a-Payment loans;

•	The extent of the use of “teaser rates” in the Pick-a-Payment portfolio;

•	Amount and percentage of total Pick-a-Payment loans reserved for;

•	The extent to which risk of loss on Pick-a-Payment loans is covered by mortgage insurance agreements and the nature of such agreements;

•	Amount and percentage of Pick-a-Payment loans that have been refinanced; and

•	Measurements of asset quality in terms of the total amount of Pick-a-Payment loans.
The disclosure should discuss any fluctuations and trends of such metrics over the periods presented and how such analysis has influenced your conclusion regarding asset quality of the portfolio.

Wachovia Response:

In response to the Staff’s comment, Wachovia has provided such disclosure in Attachment A to this letter, and will include it in future filings, as applicable.
Asset Quality, page 28
9.	We note the net charge-offs of Pick-a-Payment loans has increased since the acquisition of the portfolio. Please tell us and revise future filings to disclose your loss mitigation strategies including, but not limited to, any plans to modify loans, convert adjustable mortgages into fixed rate, defer payments, extend amortization, or extend reset dates; and how these loss mitigation strategies, if applied, will affect and have affected your loan receivable aging and loan performance status. Please specifically discuss the extent of modifications to date, both in terms of dollars and number of loans.

Wachovia Response:

Wachovia employs loss mitigation strategies on its Pick-a-Payment loan portfolio to maximize its return and to be flexible in offering solutions for borrowers to avoid foreclosure. Wachovia uses a variety of loss mitigation strategies for Pick-a-Payment loans involving modifications that allow a borrower to capitalize payments for principal, interest and/or taxes into the loan balance. Under a payment plan, borrowers with delinquent payments may be required to make additional monthly payments over a specified period of time, typically three to six months. After these modifications, interest would continue to accrue on these loans. These borrowers are clearly experiencing financial difficulty, but since Wachovia does not make an economic concession, these modifications are not accounted for or reported as troubled debt restructurings (TDRs). In the six month period ended June 30, 2008, Wachovia modified $5.1 billion of Pick-a-Payment loans (approximately 15,500 loans) using this loss mitigation strategy.

Wachovia also modifies loans to allow borrowers to pay at a below-market interest rate. Because these borrowers are experiencing financial difficulty and Wachovia makes an economic concession through the lower rate of interest, these modifications are accounted for and reported as TDRs. In the six month period ended June 30, 2008, Wachovia modified approximately $129 million (approximately 400 Pick-a-Payment loans) using this loss mitigation strategy.

Wachovia believes that loan modifications which extend the payment terms where the loan is re-underwritten to current market standards at the time of modification, are not TDRs.

In the third quarter of 2008, Wachovia initiated a new program that involves offering Pick-a-Payment borrowers customized refinancing or restructuring options based on a borrower’s individual situation and is intended to convert Pick-a-Payment loans to a more marketable product. The offers may include rate buy-downs and/or conversions into FHA-insured loans, conversion into other conventional loans with no negative amortization features, or origination of 0% interest second lien loans. The amount of loans restructured during the third quarter of 2008 was de minimis given the recent implementation of this strategy. Because these borrowers are experiencing financial difficulty and Wachovia is making an economic concession through the modification, these restructurings will be accounted for and reported as TDRs.

Wachovia continually reassesses its loss mitigation strategies and may adopt additional strategies in the future. To the extent that these strategies involve making an economic concession to a borrower experiencing financial difficulty, they will be accounted for and reported as TDRs.

Wachovia’s loan performance data reflects the actual nonperforming status of a loan regardless of whether the loan has been restructured or refinanced. Wachovia places Pick-a-Payment loans on non-accrual status at 120 days past due. Wachovia requires six consecutive months of payments on these loans prior to returning them to accruing status.

In response to the Staff’s comment, Wachovia will revise its disclosures in future filings, as applicable, to include this information.

10.	Please revise your allowance disclosures in future filings to more clearly describe how you take into account the additional risks associated with negative amortization loans when computing your allowance for loan losses. Accordingly, please address the following:
•	Discuss how you consider situations where a borrower’s LTV is approaching or has exceeded 100% in determining the appropriate amount of your allowance;

•	Specify whether you obtain updated appraisals or rely on the original collateral value when assessing the collectibility of Pick-a-Payment loans, and please clearly disclose what additional metrics you consider for these loans to mitigate the risk that the collateral value has decreased since origination;

•	Discuss trends you have experienced in each of these areas in the first two bullets, as well as your expectations for the future.

Wachovia Response:

In estimating Wachovia’s allowance for loan losses, Wachovia uses multiple modeling tools and other credit-related information. One such model is a statistical hazard or competing risks model which focuses on loan level characteristics and forecasts the impact of continued home price deterioration with increased customer default and severity of losses. This model assumes a path dependent statistical outcome (i.e., two loans with current LTVs of 100% may have had different LTVs at origination and thus may behave differently). This model uses the following as inputs:
°	Underlying collateral — property type, loan purpose, loan product, original loan-to-value, loan amount;

°	Borrower data — FICO score, delinquency history, negative amortization history, debt ratio; and

°	Economic information — home price data, unemployment, interest rates, housing affordability.
Wachovia believes that including the above factors in this model, when used in conjunction with other modeling tools and information, creates a reasonable estimate of probable incurred losses in the Pick-a-Payment loan portfolio.

For purposes of estimating an allowance for loan losses related to Wachovia’s Pick-a-Payment portfolio, Wachovia prepares portfolio level and loan level analysis. The loan level analysis considers loans with negative amortization and reamortization history, as discussed above. Original loan-to-value ratios and updated home price trends from independent third parties are used as inputs to Wachovia’s models instead of Wachovia obtaining updated appraisals. All of our Pick-a-Payment loans are included in the loss modeling and substantially all Pick-a-Payment loans had an amount of estimated loss assigned.

In response to the Staff’s comment, Wachovia will revise its disclosure in future filings, as applicable, to include this information, including a discussion of trends.
11.	On page 29 of your Form 10-Q you disclose the increase in consumer nonaccrual loans was driven in part by new nonaccruals related to nonbranch-originated Alt-A loans. Please revise future filings to disclose the amount of Alt-A loans and any other reduced documentation loans in your portfolio and to more clearly discuss the nature, as well as the exposure and risks related to these loans.

Wachovia Response:

Wachovia had a $2.1 billion portfolio of nonbranch-originated Alt-A loans, purchased on a portfolio basis by the Corporate and Investment Bank business at June 30, 2008. Wachovia also had an $822 million portfolio of Alt-A loans at June 30, 2008, that were originated through the General Bank retail channel. Wachovia considers loans to be “Alt-A” if they are not conforming residential mortgages due to documentation or other deficiencies in the loan. Wachovia believes that the loans originated through the General bank retail channel will perform substantially better than those originated through other channels.

In response to the Staff’s comment, Wachovia will revise its disclosure in future filings, as applicable, to include this information.

12.	Please tell us and revise future filings to quantify and disclose the accounting policy for loan modifications and troubled debt restructurings, specifically Pick-a-Payment loans.

Wachovia Response:

As noted on page 30 of Wachovia’s Second Quarter 2008 Report on Form 10-Q, Wachovia classifies a loan as a troubled debt restructuring in situations where Wachovia modifies a loan to a borrower who is unable to make payments under the terms of the loan agreement and the modification represents a concession to the borrower as measured using a discounted cash flows analysis.

Please refer to Wachovia’s response to comment #9 for more discussion on loan modifications and troubled debt restructurings related to the Pick-a-Payment loan portfolio.

13.	We note the following metrics regarding trends in non-performing assets and the allowance for loan losses:
•	The ratio of your allowance to non-performing assets exceeded 200% during the previous two years. However, at December 31, 2007 and subsequent, this ratio was at or below 90%.

•	You state on page 28 that non-performing assets totaled approximately $11.9 billion or 2.41% of total loans and the allowance for loan losses amounted to $11.0 billion or 2.20% of total loans at June 30, 2008.
Please revise your future filings to discuss more specifically how you determined your allowance for loan losses was appropriate considering the trends in your non-performing loans reflected in these metrics.

Wachovia Response:

Wachovia’s ratio of allowance for loan losses to nonperforming loans is among the metrics observed and considered in assessing the adequacy of the allowance. No individual metric by itself, however, is a factor in Wachovia’s allowance for loan loss methodology, which focuses on the estimation of the probable incurred credit losses in the loan portfolio.

The downward trend of the ratio of allowance for loan losses to nonperforming loans over the past few years is the result of significant increases in nonperforming loans and a shift in Wachovia’s portfolio to a greater percentage of secured loans as compared to unsecured commercial loans. This trend has been produced by the addition of the Pick-a-Payment and auto loan portfolios in recent years.

Among the standard allowance ratios, more emphasis is placed on ratios that depict allowance coverage to recent or anticipated credit losses. The allowance for loan loss at June 30, 2008, was over two times annualized net charge-offs incurred in the quarter and above anticipated net charge-offs expected to be incurred over the next 12 months. The amount of coverage for these ratios has declined over time as annualized net charge-offs and anticipated net charge-offs have risen in recent quarters.

In response to the Staff’s comment, Wachovia will revise its disclosure in future filings, as applicable, to include this information.
Loans Held for Sale, page 32
14.	We note the significant amount of loans transferred from held for sale to portfolio during the second half of 2007 ($2 billion) and the first quarter of 2008 ($6.9 billion). Please respond to the following:
•	The ratio of your allowance to non-performing assets exceeded 200% during the previous two years. However, at December 31, 2007 and subsequent, this ratio was at or below 90%.

•	Please tell us and revise future filings to clarify why these particular loan transfers were made and the timing regarding the transfers. In this regard, we note your disclosure that the loans transferred were commercial, consumer real estate and auto loans, and that these same categories of loans are part of what you refer to as “core business activity” in this same section.

Wachovia Response:

CONFIDENTIAL TREATMENT REQUESTED BY WACHOVIA. WB-006

•	Tell us the amount of the write down to fair value at the time of each of the transfers to portfolio. Please provide the amount of the write down by loan type (commercial, consumer real estate and auto loans) and provide a high level summary of the types of consumer loans transferred (i.e., Pick-a-Payment loans, Alt-A loans, etc.).

Wachovia Response:

CONFIDENTIAL TREATMENT REQUESTED BY WACHOVIA. WB-007

•	Tell us the methodologies used to determine the fair value of these loans on the transfer date. Please ensure your methodology outlines how any discount for the lack of liquidity was taken into consideration, or whether a liquidity discount was not necessary for these loans.

Wachovia Response:

CONFIDENTIAL TREATMENT REQUESTED BY WACHOVIA. WB-008

•	Please clarify how you determined that you had the intent and ability to hold the transferred loans for the foreseeable future, or until maturity or payoff. Specifically address your consideration of liquidity needs, capital requirements, and historical practices of selling loans. Please also tell us whether you sold or securitized any of the loans that were transferred to portfolio.

Wachovia Response:

CONFIDENTIAL TREATMENT REQUESTED BY WACHOVIA. WB-009

•	Please tell us and disclose in future filings how you define “foreseeable future” as discussed in SOP 01-6 for each major category of loan that you hold for investment and explain whether your definition is consistent with your budgeting and forecasting processes.

Wachovia Response:

CONFIDENTIAL TREATMENT REQUESTED BY WACHOVIA. WB-010

•	Your disclosures of transfers between Loans held-for-sale and Loans held-for-portfolio on page 66 is on a net basis. In future filings, please provide a quantification in gross terms.

Wachovia Response:

CONFIDENTIAL TREATMENT REQUESTED BY WACHOVIA. WB-011
Note 2: Securities, page 88

15.	In light of the current trends in the market and trends experienced in your investment portfolio, in future filings beginning with your Form 10-Q for the period ended September 30, 2008, please quantify the investments that have been in a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or longer.

Wachovia Response:

In response to the Staff’s comment, Wachovia will revise its disclosures in future filings, as applicable, to include this information.

16.	We note your disclosure on page 88 and in Note 1 of your 2007 Form 10-K regarding how you assess whether there have been any events or economic circumstances to indicate that a security is impaired on an other-than-temporary basis. To the extent that you have securities assessed for impairment under EITF 99-20, please tell us the following:
•	The nature and dollar amount of securities assessed for impairment under EITF 99-20; and

Wachovia Response:

Wachovia assesses securities for impairment under EITF 99-20 when such securities are within the scope of EITF 99-20 as purchased and retained beneficial interests in securitized financial assets. This would not include securities that are considered to be “high credit quality.” Wachovia’s policy is that a security is considered high credit quality if its external credit rating is AA- or higher. If when acquired, the implied credit rating is significantly lower than the external credit rating and such implied credit rating is below AA-, the newly acquired security would also be included within Wachovia’s assessment for impairment under EITF 99-20. Once the initial determination of high credit quality is made (i.e., at the closing of the securitization or the acquisition date), Wachovia does not reassess whether a security is within the scope of EITF 99-20. The dollar amount of securities assessed for impairment under EITF 99-20 at June 30, 2008, was $5.3 billion.

•	How your policy for assessing impairment is different from your general stated policies on page 88 of your June 30, 2008 10-Q and in Note 1 of 2007 Form 10-K, specifically regarding intent and ability to hold the security until recovery, and consider providing any necessary clarifying disclosure in future filings.

Wachovia Response:

The general stated policies for assessing impairment as described in the referenced paragraphs are consistent in all material respects with Wachovia’s policy for assessing impairment. As noted in the response to the first bullet point in this comment, Wachovia does assess certain securities for impairment under EITF 99-20. This EITF 99-20 impairment assessment is used to determine whether there have been any events or economic circumstances that indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis. For all securities, whether assessed under EITF 99-20 or SFAS 115, Wachovia considers whether it has the intent and ability to hold the security for a period of time sufficient for a recovery in value in its determination of whether the security is impaired on an other-than-temporary basis. As noted in the response to comment #6, Wachovia will explicitly assert its ability and intent to hold securities not deemed to be impaired on an other-than-temporary basis for a period of time sufficient to allow for recovery in value, in all future filings, as applicable.

In response to the Staff’s comment, Wachovia will revise its disclosure in future filings, as applicable, to include clarifying information.
Note 4: Variable Interest Entities and Servicing Assets, page 91
17.	We note your disclosure regarding the Evergreen money market funds that you manage and do not consolidate them as of June 30, 2008. We also note your disclosure that there are certain circumstances under which a money market fund may be considered a variable interest entity and consolidated by the manager, but you do not provide any discussion of those circumstances. In the interest of increasing the transparency and clarity of your disclosure, please consider expanding this discussion to elaborate on the situations where the money market funds you manage may have to be consolidated, and discuss the likelihood of those events taking place.

Wachovia Response:

Wachovia will only be required to consolidate the Evergreen money market funds if the Company determines it will absorb the majority of the expected future risk associated with the funds’ assets, including interest rate, liquidity, credit and other relevant risks that are expected to impact the value of the funds’ assets. Currently, Wachovia does not absorb the majority of these future risks.

In response to the Staff’s comment, Wachovia will revise its disclosures in future filings, as applicable, to expand this discussion.
18.	We note your disclosure regarding your investment in four investment funds managed by European Credit Management Ltd. (ECM). You state that in January 2007 you purchased a majority interest in ECM, but also indicate that this did not alter your conclusion that the funds are not subject to consolidation. Please clarify whether you believe the four investment funds are variable interest entities, but just not subject to consolidation by ECM as they are not the primary beneficiary, or whether the funds are not variable interest entities.

Wachovia Response:

CONFIDENTIAL TREATMENT REQUESTED BY WACHOVIA. WB-012

To the extent that the funds are variable interest entities, please also respond to the following:
•	Tell us the condition(s) in paragraph 5 of FIN 46R that was met for the four investment funds;

Wachovia Response:

CONFIDENTIAL TREATMENT REQUESTED BY WACHOVIA. WB-013

•	Tell us how ECM concluded they were not the primary beneficiary of the funds; and

Wachovia Response:

CONFIDENTIAL TREATMENT REQUESTED BY WACHOVIA. WB-014

•	Tell us whether there have been any reconsideration events since January 1, 2007, and if so the nature of the reconsideration events and the results from the analysis, including whether any party actually consolidates the funds.

Wachovia Response:

CONFIDENTIAL TREATMENT REQUESTED BY WACHOVIA. WB-015
Form 8-K filed August 15, 2008
19.	We note a $500 million pre-tax increase to legal reserves was recorded in the second quarter based on estimates and assumptions at the time of filing the Second Quarter Report on Form 10-Q on August 11, 2008. As announced on August 15, 2008, based on the terms of the global settlement agreement regarding auction rate securities, you expect to record an additional $275 million increase in legal reserves in the third quarter of 2008. Please tell us the date this was brought to your attention and describe the events from that date through August 15, 2008. Please separately describe the events that transpired from August 11, 2008 to August 15, 2008 that lead you to conclude an additional reserve of $275 million was needed and to be recorded during the third quarter rather than the second quarter of 2008.

Wachovia Response:

CONFIDENTIAL TREATMENT REQUESTED BY WACHOVIA. WB-016
*            *            *
     Wachovia acknowledges that:
•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If the SEC staff should have any questions regarding this letter, please do not hesitate to contact me at (704) 383-3021.
Very truly yours,
/s/ Peter M. Carlson
Peter M. Carlson
Executive Vice President and
     Principal Accounting Officer

Attachment A
Pick-a-Payment Loans
Wachovia’s Pick-a-Payment loan portfolio amounted to $122.0 billion at June 30, 2008, or 45% of the consumer loan portfolio. Pick-a-Payment loans are home mortgages on which the borrower has the option each month to select, or “pick,” from among three payment options: (1) a minimum payment as described below, (2) an interest-only payment, or (3) a fully-amortizing payment (either 15- or 30-year). Approximately 80% of the Pick-a-Payment portfolio has payment options calculated using a monthly adjustable interest rate. The remainder of the portfolio is fixed-rate. Loans with an initial period of below-market interest have not been originated since 2003. Currently, all such loans bear a fully indexed rate of interest.
Substantially all of the Pick-a-Payment loans that were originated allow the borrower to select an initial monthly payment for the first year of the loan. The initial monthly payment selected by the borrower is limited by a floor established based on an evaluation of credit information related to the borrower. The minimum monthly payment for substantially all Pick-a-Payment loans is reset annually. The new minimum monthly payment amount generally cannot exceed the prior year’s payment amount by more than 7.5%. Periodically, this 7.5% cap does not apply. In the current environment, the minimum payment generally is not sufficient to pay the monthly interest due, and accordingly, a loan on which the borrower has made a minimum payment is subject to “negative amortization” where unpaid interest is added to the principal balance of the loan. The amount of interest that has been added to a loan balance is referred to as “deferred interest.” For loans that are performing, Wachovia recognizes the entire monthly interest amount as interest income, including the deferred interest. Pick-a-Payment borrowers have fairly constant utilization of the minimum payment option. Approximately 65% and 67% of Pick-a-Payment borrowers had elected this option at June 30, 2008 and December 31, 2007, respectively. At June 30, 2008, approximately 51% of Pick-a-Payment borrowers have elected the minimum payment option in each of the past six months. These percentages represent the number of loans, not the balance of loans.
The amount of deferred interest on a loan is subject to a variety of factors, including changes in the underlying index on which the monthly interest is based such that the lower the interest rate, the less interest that will be deferred under the minimum payment; borrower payment behavior; and the impact of general economic conditions. At June 30, 2008, and December 31, 2007, deferred interest on the Pick-a-Payment portfolio amounted to $3.9 billion (3.18% of the portfolio) and $3.1 billion (2.64% of the portfolio), respectively. Pick-a-Payment loans with a deferred interest balance in excess of 10% of the current outstanding loan balance were approximately $2.7 billion (2.3% of borrowers) and $209 million (0.2% of borrowers) at June 30, 2008, and December 31, 2007, respectively.
The following table provides information related to deferred interest balances by loan-to-value (LTV) ratio:

($ in millions)	2Q08	1Q08	4Q07

Deferred interest balance by LTV
At or below 80%
60% or less	$343	329	305
60.01% to 70%	456	434	402
70.01% to 80%	1,149	1,090	991

Subtotal	1,948	1,853	1,698

80.01% to 85%	1,057	1,033	935
85.01% to 90%	614	466	327
Greater than 90%	266	174	129

Subtotal	1,937	1,673	1,391

Total deferred interest	$3,885	3,526	3,089

Deferral of interest on a loan can continue as long as the loan balance remains below a predefined principal cap, which is based on the percentage that the current loan balance represents to the original loan balance. Loans with an original loan-to-value ratio equal to or below 85% have a cap of 125% and these loans represent substantially all the Pick-a-Payment portfolio. Loans with an original loan-to-value ratio above 85% have a cap of 110%. Pick-a-Payment loans on which there is a deferred interest balance reamortize (the monthly payment amount is reset or “recast”) on the earlier of the date when the loan balance reaches its cap, or the 10-year anniversary of origination. After the recast, the borrower is given payment terms requiring the loan to be fully repaid by the end of the original loan term. Based on assumptions of a flat interest rate environment, election of the minimum payment option 100% of the time by all eligible borrowers and no prepayment of balances, Wachovia expects the following balance of loans to recast in the periods indicated: $57.8 million in the second half of 2008; and in 2009, 2010, 2011 and 2012: $167.0 million, $95.6 million, $183.0 million and $832.3 million, respectively.
In stressed housing markets with increasing delinquencies and declining home prices, the LTV is an important metric in predicting future loan performance. The table below provides information on the geographic distribution of the Pick-a-Payment portfolio, plus LTV and FICO data.

				Current
			Original	LTV -	Original	Current
($ in millions)	Region	Outstandings	LTV	AVM(a)	FICO	FICO

Pick-a-Pay
	Central Valley	$10,203	72	109	665	647
	Inland Empire	$11,295	71	99	662	646
	Total CA	$71,211	70	90	666	655
	FL	$12,126	71	82	677	658
	NJ	$6,102	71	74	692	682
	AZ	$3,076	72	87	680	670
	TX	$2,932	75	63	669	660
	Other States	$26,579	72	75	686	674
	Total Pick-A-Pay	$122,026	71	85	675	661

Home prices have been declining since mid 2007, and in the second quarter of 2008, the decline accelerated as indicated by actual and forecasted home price indices. Certain geographic areas are particularly hard hit by the general economic conditions and more specifically by deterioration in home prices. Wachovia carefully monitors trends in the portfolio including home prices, borrower delinquency patterns and percent of borrowers making the minimum payment. The credit loss modeling for the Pick-a-Payment loan portfolio incorporates a variety of credit data related to underlying collateral (loan-to-value, loan product, property type), borrower data (FICO score, negative amortization history, delinquency) and economic information (unemployment, home price data, interest rates). Wachovia believes that the modeling tools and information create a reasonable estimate of probable incurred losses in the loan portfolio. At June 30, 2008, all Pick-a-Payment loans were included in our loss modeling and substantially all Pick-a-Payment loans had an amount of estimated loss assigned. Wachovia has obtained mortgage insurance agreements which cover $624 million and $664 million of the Pick-a-Payment portfolio at June 30, 2008, and December 31, 2007, respectively.
The following table provides asset quality information for the Pick-a-Payment portfolio:

($ in millions)	2Q08	4Q07

NPAs	$7,049	$3,052
as a % of loans	5.78%	2.55%
Net charge-offs	$508	$93
as a % of avg loans	1.67%	0.31%

Allowance ratio	4.16%	0.70%

Wachovia contacts borrowers that are experiencing financial difficulty and may in certain circumstances modify the terms of a loan to meet the needs of a borrower while at the same time maximizing the likelihood of full repayment of the loan. In circumstances where an economic concession, including reducing the interest rate to below market for such loan, is made to a borrower who is experiencing financial difficulty, Wachovia classifies the restructured loans as troubled debt restructurings (TDRs). In the six month period ended June 30, 2008, Wachovia modified approximately $129 million (approximately 400 Pick-a-Payment loans) using this loss mitigation strategy.
Also, Wachovia has made modifications that allow a borrower to capitalize payments for principal, interest and/or taxes into the principal balance. Under a payment plan, borrowers with delinquent payments may be required to make additional monthly payments over a specified period of time (typically three to six months). Because these borrowers are experiencing financial difficulty, but since Wachovia is not making an economic concession, these modifications are not classified as TDRs. In the six-month period ended June 30, 2008, Wachovia modified $5.1 billion of Pick-a-Payment loans (approximately 15,500 loans) using this loss mitigation strategy.
In June 2008, Wachovia announced that it would no longer originate negative amortization Pick-a-Payment loans and that it will waive prepayment fees. In July 2008, Wachovia discontinued portfolio loan retention strategies and the origination of Pick-a-Payment loans through a wholesale mortgage channel. Wachovia has also announced proactive steps to work with borrowers to refinance or restructure their Pick-a-Payment loans into other loan products. Based on a borrower’s individual situation, Wachovia will customize an approach to refinance or restructure. The offers may include rate buy-downs and/or conversions into FHA-insured loans, conversion into other conventional loans with no negative amortization features, or origination of 0% interest second lien loans. The amount of loans restructured during the third quarter of 2008 was de minimis given the recent implementation of this strategy. To the extent that Wachovia has made modifications to loans to borrowers experiencing financial difficulty, which constitute an economic concession Wachovia has accounted for and reported these restructurings as TDRs.
Wachovia’s loan performance data reflects the actual nonperforming status of a loan regardless of whether the loan was restructured or refinanced. Wachovia places Pick-a-Payment loans on non-accrual status at 120 days past due. Six consecutive months of payments on these loans are required prior to returning them to accruing status.

Attachment B

Period-End Loans Held for Sale	2008		2007
	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Core business activity
Core business activity, beginning of period	$8,406	15,094	17,646	15,696	15,030
Originations/purchases	8,069	8,144	8,160	13,007	22,671
Transfers to loans held for sale, net	396	125	511	2,411	5
Transfers from loans held for sale, net	(23)	(6,926)	(1,789)	(249)	(76)
Allowance for loan losses related to loans	—	—	—	(57)	—
Lower of cost or market value adjustments (a)	(87)	(364)	(223)	(249)	(91)
Market value adjustments for fair value option loans	(47)	42	—	—	—
Performing loans sold or securitized	(8,796)	(7,355)	(8,992)	(11,606)	(20,910)
Other, principally payments	(94)	(354)	(219)	(1,307)	(933)

Core business activity, end of period	7,824	8,406	15,094	17,646	15,696

Portfolio management activity
Portfolio management activity, beginning of period	3,023	1,678	3,785	2,037	2
Originations/purchases	—	83	—	—	—
Transfers to loans held for sale, net (b)	37	2,317	339	1,831	2,046
Transfers from loans held for sale, net	(56)	—	(202)	—	—
Lower of cost or market value adjustments (a)	26	(31)	(30)	(6)	(10)
Performing loans sold	(2,373)	(990)	(2,078)	—	—
Other, principally payments	(51)	(34)	(136)	(77)	(1)

Portfolio management activity, end of period	606	3,023	1,678	3,785	2,037

Total loans held for sale (c)	$8,430	11,429	16,772	21,431	17,733

(a)	Lower of cost or market value adjustments exclude amounts related to unfunded commitments. Market disruption-related recoveries on unfunded commitments amounted to $ 438 million in the second quarter of 2008. Market disruption-related write-downs on unfunded commitments amounted to $729 million, $78 million and $311 million in the first quarter of 2008 and in the fourth and third quarters of 2007, respectively.

(b)	Includes $1.8 billion in third quarter 2007 in connection with the consolidation of a structured lending vehicle; first quarter of 2008 and fourth quarter of 2007 include funding of the structured lending vehicle’s commitments amounting to $54 million and $159 million, respectively.

(c)	Nonperforming assets included in loans held for sale at June 30 and March 31, 2008 and at December 31, September 30 and June 30, 2007, were $63 million, $5 million, $62 million, $59 million and $42 million, respectively.